UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONS
WASHINGTON D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One)	[X] Form 10-K	[_] Form 20-F	[_] Form 11-K	[_] Form 10-Q	[_] Form N-SAR

For Period Ended:	December 31, 2018
[__]	Transition Report on Form 10-K
[__]	Transition Report on Form 20-F
[__]	Transition Report on Form 11-K
[__]	Transition Report on Form 10-Q
[__]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION The Mosaic Company
Full Name of Registrant

Former Name if Applicable
3033 Campus Drive, Suite E490
Address of Principal Executive Office (Street and Number)
Plymouth, Minnesota 55441
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Mosaic Company (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2018. The Company is unable to file the Form 10-K within the prescribed time period, without unreasonable effort and expense, due to the complex and significant nature of the Company’s purchase of the global phosphate and potash operations conducted through Vale Fertilizantes S.A. (now known as Mosaic Fertilizantes P&K Ltda), from Vale S.A. and its affiliates ("VF Acquisition"). The additional time is required to complete the following:

a)	determination of fair value allocation among PP&E assets and mineral reserves;

b)	documentation of these allocations and complex valuation methodologies; and

c)	evaluation of internal control effectiveness, including assessment of the severity of any control deficiencies identified in connection with finalization of purchase accounting.

The Company is filing this form in order to finalize the items discussed above. The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file Form 10-K within fifteen calendar days from the original filing deadline of March 1, 2019.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Clint C. Freeland	(813)	284-1712
(Name)	(Area Code)	(Telephone No.)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year-ended December 31, 2018 will be significantly different than its results of operations from the corresponding period in the prior fiscal year due to the VF Acquisition. The fiscal 2018 results include the VF Acquistion results of operations prospectively after January 8, 2018, the closing date of the acquisition.   Please refer to the Company’s earnings release furnished on Form 8-K filed with the U.S. Securities and Exchange Commission on February 25, 2019 for more information.

The Mosaic Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 28, 2019	By:	/s/ Clint C. Freeland
Clint C. Freeland
	Its:	Senior Vice President and Chief Financial Officer